RENT USA, INC.
                                    PO Box 10
                               San Dimas, CA 91733
                            Telephone: (909) 287-1500
                               Fax: (909) 287-1501

March 7, 2001

VIA EDGAR

Tom Jones
Senior Attorney
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549-0306

Re: Rent USA, Inc.
       CIK :  0001099946
   COMMISSION FILE NO. 333-52746, APPLICATION FOR WITHDRAWAL

Dear Mr. Jones:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Rent USA, Inc. [The "Registrant"] hereby applies for an order granting the immediate withdrawal of its registration statement on Form 10-SB12G together with all exhibits thereto, Commission File No. 333-52746 [the "Registration Statement"]. The Registration Statement was originally filed with the Securities & Exchange Commission [the "Commission"] on filed on December 27, 1999, amended on March 6, 2000, again amended on June 13, 2000, amended once more on September 8, 2000 and finally amended on November 11, 2000.

The Company became effective as a reporting company sixty days following the initial filing which was on February 26, 2000. The Company now wishes to withdraw as a reporting company.

Since the Company became a reporting company, the Company never was listed on any stock exchange and no shares of the Company's stock were ever traded on any exchange.

The reason for this withdrawal is because of a change in the business model for Rent USA and a complete change in the asset base of the Company which will require a complete restatement of the financial statements which were attached to the Registration Statement. On January 1, 2001, the Company failed to complete the purchase of equipment which had a stated value of $4,937,518 from Bill Williamson owner of California Equipment Company. This failure resulted in a significant change in the Company's financial statement.

However, because the Company no longer has a relationship with the principal accountant who rendered the financial statements attached to the original Registration Statement, it is not possible to amend those financials which would be required to eliminate the comments which were received by the Company on January 10, 2001. Rather, the Company intends to retain a new principal accountant who will audit the Company's present financials for a new filing to be made once that audit has been completed.

If you have any questions regarding the foregoing application for withdrawal, please contact Registrant, Rent USA, Inc. by contacting Cort Hooper, President at Rent USA, PO Box 10, San Dimas, CA 91733, telephone number (909) 287-1500.

Sincerely,

RENT USA, INC.


/s/ Cort Hooper
-------------------
Cort Hooper
President